UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66198

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/17_____ AND ENDING_____12/31/17_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ENVERRA CAPITAL LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2101 L ST NW, STE 800
                              (No. and Street)

WASHINGTON	**DC**	**20037**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROSS HODER (202) 429-1844

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEITER

(Name – *if individual, state last, first, middle name*)

4401 DOMINION BLVD	**GLEN ALLEN**	**VA**	**23060**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, WESLEY CLARK _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ENVERRA CAPITAL LLC _____ , as

of DECEMBER 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



```
BETH ZELINSKI
Notary Public-Arkansas
Lonoke County
My Commission Expires 10-02-2025
Commission # 12695669
```

_____

Signature

CHIEF EXECUTIVE OFFICER
_____

Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

SEC ID 8 - 66198

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

ENVERRA CAPITAL LLC

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Financial Statement	3



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Enverra Capital, LLC
Washington, D.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Enverra Capital, LLC (the "Company"), as of December 31, 2017, and the related notes to the financial statement (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2010.

February 23, 2018
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

ENVERRA CAPITAL LLC

Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$60,546
Accounts Receivable	85,210
Income Taxes Receivable from Enverra Partners	71,382
Prepaid Expenses & Other Assets	18,715
Goodwill	56,745
Total Assets	**$292,598**

LIABILITIES & MEMBER'S EQUITY

Liabilities	
Accounts Payable & Accrued Expenses	$53,220
Due to Enverra Partners	18,527
Deferred Income Taxes	10,209
Total Liabilities	81,956
Member's Equity	210,642
Total Liabilities & Member's Equity	**$292,598**

See accompanying notes to financial statements.

ENVERRA CAPITAL LLC

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

   Nature of Business: Enverra Capital LLC (the "Company"), is a limited liability company organized in the District of Columbia and is a wholly owned subsidiary of Enverra Partners LLC ("Enverra Partners" or the "Parent"), a Delaware company. The Company operates as a broker-dealer in the United States and provides financial advisory services in connection with mergers and acquisitions and the private placement of investment funding.

   As a broker-dealer, the Company is subject to regulations of the U.S. Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

   Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The financial statements have been prepared on a consistent basis with that of the preceding period.

   Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000.

   As of December 31, 2017, one customer accounted for 99% of accounts receivable.

   Cash: The Company considers cash to include cash on deposit with financial institutions and money market investments with original maturities of 90 days or less. Cash equivalents are stated at cost, which approximates fair value.

   Accounts Receivable: The Company's receivables consist of advisory and consulting fees as well as expense reimbursements due from the Company's clients. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. A receivable is deemed past due when it has been outstanding longer than 30 days. The Company does not have a policy of charging interest on past due receivables. There is no allowance for doubtful accounts as of December 31, 2017.

1.   **Summary of Significant Accounting Policies, Continued:**

Goodwill: The Company evaluates the potential impairment of goodwill annually as required by FASB guidance.

In determining whether or not impairment may exist, the Company considers certain qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Such circumstances could include, but are not limited to: (1) deterioration in general economic or industry and market conditions, (2) increasing cost factors, (3) declining financial performance or negative cash flows, or (4) other relevant entity-specific events. If the Company was unable to determine that it is more likely than not that the fair value of a reporting unit is more than the carrying amount, then the Company would perform the second step of the quantitative goodwill impairment test required by generally accepted accounting principles. After consideration of all qualitative factors, the Company determined that it was more likely than not that the fair value of the reporting unit exceeded its carrying amount at December 31, 2017 and thus, the quantitative test was not necessary and no impairment charge was recorded at December 31, 2017.

Income Taxes: The Internal Revenue Service approved the Company's election filed on Form 8832, *Entity Classification Election*, to be taxed as a C corporation effective January 1, 2010.

The Company accounts for deferred income taxes by the liability method. Deferred income tax liabilities are computed based on the temporary differences between the financial statement carrying amounts and income tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Taxes, Continued: Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2017. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Subsequent Events: Management has evaluated subsequent events through February 23, 2018, the date the financial statements were issued, and has determined that no additional disclosures are necessary.

2.   **Income Taxes:**

The Company's effective tax rate differs from the federal statutory tax rate due primarily to local income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

On December 22, 2017, the Tax Cuts and Jobs Act (the "Act") was signed into law. The Act reduces the federal corporate income tax rate to 21 percent, effective January 1, 2018, and removes the tiered structure of the corporate rate.   The Company re-measured its deferred tax assets and deferred tax liabilities consistent with the Act, and recorded an increase to its deferred tax liability of $1,960 in 2017.

Also during 2017, the Company elected to change from a cash basis taxpayer to an accrual basis taxpayer. As a result, the Company recognized an increase to its taxable income of $45,072 for 2017. In accordance with IRS code section 481(a), the Company elected to recognize this increase ratably over a four-year period.   Therefore, the Company deferred 75% of the increase to future years and recognized a deferred tax liability of $10,209 as of December 31, 2017. The Company had no other deferred tax assets or liabilities as of December 31, 2017.

2.   **Income Taxes, Continued:**

The operating results of the Company are included in the consolidated federal income tax return filed by the Parent. The Company is a participant in a master tax sharing agreement policy with the Parent. Federal income taxes represent an agreed-upon allocation from the Parent. Under this methodology, in years when the Company has taxable income, the Company records taxes based on the relationship of the Company's federal tax liability, computed on a separate company basis, to the federal tax liability of the consolidated group tax return. In years when the Company has a tax loss, the Company records an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group. The Company makes payments to the Parent to settle its allocation of tax liability and receives payments from the Parent to settle its allocation of tax benefit. At December 31, 2017, the Company had a receivable from the Parent for income tax benefit allocation of $71,382.

3.   **Warrant Award:**

As of December 31, 2017, the Company owned warrants in a privately held company. The warrants were received as part of a private placement transaction concluded in 2015. The Company utilizes the market approach to value the investment and considers such factors as liquidity and marketability in determining fair value. The Company determined these warrants to have no value at the date of the award or at December 31, 2017.

4.   **Related Party Transactions:**

The Company has entered into an Expense Sharing Agreement (the "Agreement") with Enverra Partners. This Agreement covers employee expenses, accounting and tax preparation, the use of office space, database subscriptions, telephone service, internet and software expenses and office supplies. The Company had a balance of $18,527 due to Enverra Partners as of December 31, 2017.

5.   **Guarantees:**

As permitted or required under District of Columbia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

6.   **Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1.   At December 31, 2017, the Company had net capital of $33,799, which was $28,799 in excess of required minimum net capital of $5,000. The Company's net capital ratio was 2.12 to 1. The Company does not carry the accounts of its customers and accordingly, is exempt from Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.